

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

March 18, 2008

Via U.S. Mail and Facsimile (212)282-3551

Terunobu Maeda
President and Chief Executive Officer
Mizuho Financial Group, Inc.
5-5 Otemachi 1-chome
Chiyoda-ku, Tokyo 100-0004

Re: **Mizuho Financial Group, Inc.**
        Form 20-F for Fiscal Year Ended March 31, 2007
        Filed August 10, 2007
        Response Letter dated October 12, 2007
        Response Letter dated January 18, 2008
        File No. 001-33098

Dear Mr. Maeda:

        We have reviewed your response letter dated January 18, 2008, and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

   1. We note your response to comments 2 and 3 of our letter dated November 29, 2007. We note also that, while the heading of the dedicated risk factor to which you refer in your response speaks of transactions with counterparties in "Iran and other countries designated by the U.S. ... as state sponsors of terrorism," the body of the risk factor discusses only your operations related to Iran. In future filings, please expand the risk factor text to make clear that, in addition to your Iran-related activities, you engage in trade financing related to entities in Cuba, North Korea, Sudan and Syria, the other countries designated as state sponsors of terrorism by the U.S. Department of State, and that you provide services involving, and engage in transactions with, banks located in those countries.

   2. We believe that it would be appropriate for future filings to include disclosure regarding the fact that you maintain correspondent banking relationships with, and provide extensions of credit to, entities that the U.S. Treasury Department has identified as facilitating the transfer of funds to terrorist organizations and/or

providing support and services to designated proliferation firms. Please provide a copy of the disclosure to appear in future filings or advise.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

Please understand that we may have additional comments after we review your response to our comments. Please contact me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,



Cecilia Blye, Chief
Office of Global Security Risk

cc: David Sneider, Esq.
        Simpson Thacher & Bartlett LLP
        Fax: (+81-3-5562-6202)

        Todd Schiffman
        Assistant Director
        Division of Corporation Finance